
Mail Stop 4631

May 14, 2010

Ms. Maggie Zhang
Acting Chief Financial Officer
Sancon Resources Recovery, Inc.
No. 2 Yinqing Lu, Songjiang District
Shanghai, CHINA 201615

> **Re:** **Sancon Resources Recovery, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 8-K/A filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-50760**

Dear Ms. Zhang:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

> Sincerely,

> John Hartz
> Senior Assistant Chief Accountant